(An Exploration Stage Company)

Condensed Consolidated Interim Financial Statements
March 31, 2016
(Unaudited - in U.S. Dollars, tabular amounts in thousands)

Notice of no auditor review

The accompanying condensed consolidated interim financial statements of Quaterra Resources Inc. for the three months ended March 31, 2016 were prepared by management and have not been reviewed by its independent auditor.

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - in thousands of U.S. Dollars)

	Note	March 31, 2016	December 31, 2015
Assets		$	$
Current assets:
Cash and cash equivalents		5,168	4,522
Amounts due from exploration partner		77	48
Taxes and other receivables		5	5
Amount due from Freeport-McMoRan Mineral Properties	4(c)	1,462	1,935
Prepaid and deposits		58	81
		6,770	6,591
Non-current assets:
Equipment	3	13	14
Mineral properties	4	30,224	30,300
Reclamation bonds		69	52
		30,306	30,366
Total Assets		37,076	36,957

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		583	526
Convertible notes	6	453	379
Loan payable	5	521	515
		1,557	1,420
Non-current liability
Derivative liability - warrants	7	671	1,392
		671	1,392
Total Liabilities		2,228	2,812
Shareholders' Equity
Share capital		100,051	100,051
Share-based payment reserve		18,424	18,424
Deficit		(83,627)	(84,330)
		34,848	34,145
Total Liabilities and Shareholders' Equity		37,076	36,957

(See the accompanying notes to condensed consolidated interim financial statements)

Approved on behalf of the Board of Directors on May 12, 2016:

/s/ “Thomas Patton”	/s/“Terrence Eyton”
Director	Director

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive (Loss)
(Unaudited - in thousands of U.S. Dollars, except for share amounts)

		Three months ended March 31,
	Note	2016	2015
		$	$
General administrative expenses
Administration and general office expense		66	51
Consulting		38	41
Depreciation		1	5
Directors' fees		9	-
Investor relations and communications		22	12
Personnel costs		95	165
Professional fees		48	40
Share-based payments		-	10
Transfer agent and regulatory fees		9	16
Travel and promotion		24	13
		(312)	(353)

Exploration partner fees		25	-
Fair value gain on derivative liability	7	731	268
Foreign exchange gain (loss)		(24)	53
General exploration costs		(12)	(4)
Gain on disposal of subsidiary	1	343	-
Interest expense and other		(48)	(16)
		1,015	301

Net income (loss) and comprehensive (loss) for the period		703	(52)

Income (loss) per share - basic and diluted		0.00	(0.00)
Weighted average number of common shares outstanding		193,479,416	193,479,416

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - in thousands of U.S. Dollars)

	Three months ended March 31,
	2016	2015
	$	$
Operating activities
Net income (loss) for the period	703	(52)
Items not involving cash:
Depreciation	1	5
Fair value gain on derivative liability	(731)	(268)
Gain on disposal of subsidiary	(343)	-
Interest expenses	44	20
Share-based payments	-	10
	(326)	(285)
Changes in non-cash working capital
Prepaid and deposits	23	(7)
Accounts payable and accrued liabilities	(6)	(172)
Cash used in operating activities	(309)	(464)

Financing activities
Cash provided by financing activities	-	-

Investing activities
Expenditures on mineral properties	(1,889)	(427)
Due from exploration partners	(29)	(2)
Proceeds from option agreement	2,025	-
Reclamation bonds	(17)	(6)
Proceeds from sale of non-core assets	500	500
Proceeds from disposal of subsidiary	343	-
Cash provided by (used) in investing activities	933	65
Effect of foreign exchange on cash	22	(76)
Increase (decrease) in cash and cash equivalents	646	(475)
Cash and cash equivalents, beginning of period	4,522	1,482

Cash and cash equivalents, end of period	5,168	1,007
Supplemental cash flow information (Note 10)

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - in thousands of U.S. Dollars)

	Common Shares		Share-based payment
	Number of	Amount	reserve	Deficit	Total
	Shares	($)	($)	($)	($)
Balance, December 31, 2014	193,479,416	100,051	17,002	(81,226)	35,827
Share-based payments			10		10
Net loss for the period				(52)	(52)
Balance, March 31, 2015	193,479,416	100,051	17,012	(81,278)	35,785
Share-based payments			198		198
Derivative liability - warrants			1,214		1,214
Net loss for the period				(3,052)	(3,052)
Balance, December 31, 2015	193,479,416	100,051	18,424	(84,330)	34,145
Net income for the period				703	703
Balance, March 31, 2016	193,479,416	100,051	18,424	(83,627)	34,848

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited - in U.S. Dollars; tabular amounts in thousands except for shares)

1.	Nature and Continuance of Operations

Quaterra Resources Inc. (“Quaterra” or the “Company”) was incorporated in British Columbia, Canada, under the Business Corporations Act (British Columbia) on May 11, 1993. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) and traded at OTCQX Markets. The principal address of the Company is Suite 1100 – 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5.

The Company is a copper exploration company working on mineral properties it has acquired by way of option agreements and claim staking in the United States. Currently the Company is focusing its effort on the Bear Property located in the Yerington District of Lynn County, Nevada, United States.

The Company defers all acquisition, exploration and evaluation costs related to the properties on which it is conducting exploration. The underlying value and the recoverability of the amounts recorded as mineral properties is entirely dependent upon the existence of economically recoverable mineral reserves and the ability of the Company to obtain the necessary funding to complete the exploration activities of its mineral properties, or upon the Company’s ability to dispose of its interests on a profitable basis. The carrying value of the Company’s mineral properties does not reflect current or future values.

On January 15, 2016, the Company sold its 100% owned subsidiary, Minera Agua Tierra S.A. de C.V. to a private Mexican entity for gross proceeds of $500,000. $342,661 was received in January 2016 after withholding tax and finder’s fees.

The Company believes that based on its current working capital and committed funding from Freeport-McMoRan Nevada LLC (“Freeport Nevada”) it could sustain its operations and maintain its minimum obligations, including general corporation activities for the next 12 months.

2.	Basis of Presentation and Consolidation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) under International Financial Reporting Standards (“IFRS”). The principal accounting policies applied in the preparation of these interim financial statements are set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2015 and have been applied consistently to all the periods presented, unless otherwise stated.

These interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2015.

These interim financial statements are presented in U.S. dollars, the functional currency of the Company, and incorporate the financial statements of the Company and its subsidiaries. All material intercompany transactions, balances, and expenses are eliminated on consolidation.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited - in U.S. Dollars; tabular amounts in thousands except for shares)

3.	Equipment

	Computer
(in thousands of U.S. dollars)	equipment	Field Equipment	Vehicles	Total
Cost	$	$	$	$
Balance, December 31, 2014	128	151	343	622
Disposal during the period	(59)	(55)	(227)	(341)
Balance, December 31, 2015	69	96	116	281
Balance, March 31, 2016	69	96	116	281
Accumulated depreciation
Balance, December 31, 2014	128	128	301	556
Depreciation for the period		4	6	10
Disposal during the period	(59)	(43)	(197)	(299)
Balance, December 31, 2015	69	89	110	267
Depreciation for the period		-	1	1
Balance, March 31, 2016	69	89	111	268
Carrying value
At December 31, 2015	-	7	6	14
At March 31, 2016	-	7	5	13

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited - in U.S. Dollars; tabular amounts in thousands except for shares)

4.	Mineral Properties

The Company is in the business of exploring and developing its copper assets in the state of Nevada. Exploration programs are carried out through the Company’s management expertise and the use of consultants and contractors. Continuation of these programs is dependent on the drilling results, the continuing participation of Freeport Nevada, or the Company’s ability to raise funds.

Total mineral property acquisition and exploration costs for the three months ended March 31, 2016 are listed in the table below; detailed description of the mineral properties are disclosed in Note 5 of the Company’s audited consolidated financial statements for the year ended Decemmber 31, 2015.

			United States			Mexico
Mineral Properties	MacArthur	Yerington	Bear	Herbert	Other
(in thousands of U.S. dollars)	Copper	Copper	Copper	Gold	Properties	Nieves	Total
Acquisition	$	$	$	$	$	$	$
Balance, December 31, 2015	3,501	3,565	1,178	153	588	636	9,621
Additions		36	700				736
Balance, March 31, 2016	3,501	3,601	1,878	153	588	636	10,357
Exploration
Balance, December 31, 2015	16,907	6,367	2,618	1,374	106	1,752	29,124
Geological			272				272
Geophysical			33				33
Geochemical			47				47
Drilling			812				812
Technical Studies			6				6
Other		16	27				43
Additions		16	1,197				1,213
Balance, March 31, 2016	16,907	6,383	3,815	1,374	106	1,752	30,337
Recovery	(2,076)	(848)	(6,046)			(1,500)	(10,470)
Total acquisition and exploration
Balance, March 31, 2016	18,332	9,136	(353)	1,527	694	888	30,224
Total acquisition and exploration
Balance, December 31, 2015	18,332	9,084	(226)	1,528	694	888	30,300

a)	Yerington Assets

On June 13, 2014, the Company entered into an Option Agreement with Freeport Nevada, which sets out terms for exploration of the Company’s copper properties in Yerington District, Nevada, including MacArthur, Yerington, Bear and Wassuk, collectively the “Yerington Assets”. All Yerington Assets are held 100% in Singatse Peak Services LLC (SPS), a Quaterra subsidiary.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited - in U.S. Dollars; tabular amounts in thousands except for shares)

Pursuant to the terms of the Option Agreement, amended on May 8, 2015, Freeport Nevada has the right to earn an initial interest of 55% in SPS by funding a total of $40.75 million over three stages in four years (“Option Period”) starting June 2014.

The funds received by SPS during the Option Period were used for Yerington Assets land, water and mineral rights maintainance, compliance with environmental law, exploration drilling program at the Bear Deposit and general administration expenditures. Details and status of the Option Agreement as of March 31, 2016, are listed below:

Three-Stages	Option Period	Funding Obligation	Funds Received
Stage 1 - completed	12 months	$2.5 million	$2.5 million
Stage 2 - committed	12 months	$7.15 million	$6.6 million
Stage 3 - optional	24 months	$31.1 million	$Nil

Currently the Company is in the 2nd Stage of the Option Agreement. By June 13, 2016, Freeport Nevada will decide if a further 24 months extension (“Stage 3”) of the Option Agreement will be made or not. If Freeport Nevada terminates the Option Agreement during the Option Period, the Yerington Assets will be retrurned to the Company in which Freeport would have not earned any interest.

(i)	MacArthur Property, Nevada

The Company acquired a 100% interest in the MacArthur property in January 2015 through an option agreement with North Exploration LLC dated September 2005 for total $2.2 million (paid).

The property is subject to a 2% NSR, which may be reduced to a 1% NSR royalty in consideration for $1.0 million.

(ii)	Yerington Property, Nevada

The Company acquired a 100% interest in the Yerington property on April 27, 2011, by making a $500,000 cash payment and issuing 250,000 common shares of the Company. The property has a 2% NSR royalty capped at $7.5 million on commencement of commercial production.

(iii)	Bear Deposit, Nevada

Bear Deposit consists of five option agreements covering private land in Yerington, Nevada. Under the terms of these option agreements, the Company is required to make approximately $6.24 million over ten years in cash payments ($2.15 million paid) in order to maintain the exclusive right to purchase the land, mineral rights and certain water rights and to conduct mineral exploration on these properties. Payments due under the five option agreements by year are as follows:

•	$329,258 due in 2013 (paid)
•	$341,258 due in 2014 (paid)
•	$788,258 due in 2015 (paid) and
•	$4,086,774 from 2016 to 2022.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited - in U.S. Dollars; tabular amounts in thousands except for shares)

(iv)	Wassuk Property, Nevada

The Company is optioned to earn an interest in certain unpatented mining claims in Lyon County, Nevada, over ten years and is required to make $1.51 million in cash payments ($550,000 paid) and incur a work commitment of $300,000 by August 1, 2018 as below:

•	$390,000 prior payments before August 23, 2013 (paid)
•	$80,000 on or before each of August 1, 2014 and 2015 (paid)
•	$100,000 on or before each of August 1, 2016
•	$200,000 on or before each of August 1, 2017 and 2018, and
•	$230,000 on or before each of August 1, 2019 and August 1, 2020.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 1% NSR royalty in consideration for $1.5 million.

b)	Nieves Silver Concessions, Mexico

On December 29, 2014, the Company entered into a Stock Purchase Agreement to sell its 50% interest in Nieves property to its exploration partner Blackberry Ventures 1, LLC (“Blackberry”) for $4.0 million ($2.5 million paid) through four equal instalment payments over 15 months. Blackberry would earn an additional 12.5% interest in the Nieves property upon each payment.

As of March 31, 2016, Blackberry owned 75% of the property and the Company owned 25%. In February 2016, the Company agreed to reduce the total payment from $4.0 million to $3.5 million, subject to certain conditions, and extended the final payment of $1.0 million to June 1, 2016.

During the three months ended March 31, 2016, $29,727 was billed to Blackberry for geological personnel costs paid by the Company. $77,579 (December 31, 2015 – $47,856) owed as of March 31, 2016, was fully paid on April 15, 2016.

c)	Other Non-Core Assets

On October 3, 2014, Freeport-McMoRan Mineral Properties Inc. (“FMMP”) acquired the remaining interests in three of the Company’s mineral properties for $5 million ($3.5 million received) and 19 million (13.3 million vested) share purchase warrants.

The Company discounted the value of the $5 million at 5% and accretes interest to income on the effective interest method. During the three months ended March 31, 2016, the Company received $500,000 and accrued $26,500 interest income related to the receivable.

5.	Loan Payable

On May 8, 2015, the Company enterted into a $500,000 secured note (“Loan Payable”) with Freeport Nevada in order to facilitate a real property interest acquisition within the Bear Deposit.

The Loan Payable bears a simple interest rate of 5% per annum and is due 180 days following written notice of terminiation of the Option Agreement by Freeport Nevada. The Company can extend the 180 days by paying an extension fee of 5% of the outstanding principal and provided the interest accrued does exceed $100,000.

In the event Freeport Nevada elects to enter Stage 3 of the Option Agreement, the $500,000 may be credited to the Freeport Nevada future funding obligation.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited - in U.S. Dollars; tabular amounts in thousands except for shares)

6.	Convertible Notes

On July 2, 2014, the Company closed a non-brokered private placement of 500 units for gross proceeds of $500,000. Each unit was priced at $1,000 and comprised of one non-transferable convertible redeemable promissory note (“Note”) and 11,442 non-transferable warrants. Each warrant entitles the holders to purchase one common share of the Company at a price of CAD$0.16 per share until January 2, 2017 (extended), subject to acceleration provision.

The Note bear a simple interest rate of 10% per annum. Interest may be paid in cash or shares at the option of the Company, subject to any required exchange approvals in the case of share payments.

The Notes provide the following terms as to conversion or redemption:

(i)	The outstanding principal amount of each Note may be converted by the Note holder into common shares of the Company at the rate of CAD$0.10 per share at any time until maturity.

(ii)	The Notes automatically convert into common shares at CAD$0.10 per share in the event the closing price of the shares is CAD$0.12 or higher for 10 consecutive trading days.

(iii)

The Company may, prior to conversion, redeem the principal amount of the notes outstanding by paying to the holders the principal amount of the Notes together with interest in cash at the rate of 15% per annum calculated to the date of such redemption.

	March 31,	December 31,
(in thousands of U.S. dollars)	2016	2015
	$	$
Fair value of convertible note at maturity	500	500

Fair value of convertible note at date of issue	298	298
Cumulative accretion	350	277
Change on extension of expiry date	(196)	(196)
Balance at reporting date	452	379

7.	Derivative Liability

Share purchase warrants issued with an exercise price denominated in a currency other than the Company’s functional currency are considered derivative instruments. As such they are classified as financial liabilities measured at fair value and are re-measured each reporting period with all changes recorded as a component of net loss.

In connection with the non-brokered private placement closed on July 2, 2014 and an Asset Purchase Agreement with FMMP on October 3, 2014, the Company issued 5.721 million and 19 million share purchase warrants to the unit holders. As these warrants are either exercisable in a different currency from the Company’s functional currency, or the number of shares to be issued upon exercising are subject to foreign exchange fluctuation, they are classified as derivative liabilities and carried at fair value. The warrants are therefore required to be revalued at FVTPL at each reporting date.

The derivative liability component is revalued at each reporting date and was used the following assumptions for March 31, 2016: volatility of 141%, expected term of 3.5 year, discount rate of 0.54% and dividend yield of 0%.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited - in U.S. Dollars; tabular amounts in thousands except for shares)

The following table sets out the changes in derivative liability:

		Fair value
(in thousands of U.S. dollars)	Number of Warrants	assigned ($)
At December 31, 2014	48,810,000	1,293
Warrants extension	(29,810,000)	(1,280)
Change in fair value estimates	-	1,207
Change in contract of warrant	5,721,000	172
At December 31, 2015	24,721,000	1,392
Change in fair value estimates	-	(721)
At March 31, 2016	24,721,000	671

8.	Share-Based Payments

	a)	Stock options

The Company has a stock option plan under which the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The following table presents changes in stock options outstanding:

	March 31, 2016		December 31, 2015
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price (CAD)	Options	Exercise Price (CAD)
Outstanding, beginning of period	15,765,000	$0.38	15,400,000	$0.55
Granted	-	$-	2,635,000	$0.12
Expired	(200,000)	$(1.60)	(2,270,000)	$(1.25)
Outstanding, end of period	15,565,000	$0.37	15,765,000	$0.38

The following table summarizes stock options outstanding and exercisable by expiry dates with exercise and fair value at the date of recording in Canadian dollars:

Exercise	Fair Value		Number of Options
price (CAD$)	(CAD$)	Expire Date	March 31, 2016	December 31, 2015
$1.60	$0.96	March 24, 2016	-	200,000
$1.25	$0.74	August 9, 2016	2,370,000	2,370,000
$0.90	$0.51	October 24, 2016	300,000	300,000
$0.50	$0.32	March 27, 2017	100,000	100,000
$0.45	$0.28	June 28, 2017	2,520,000	2,520,000
$0.16	$0.12	September 19, 2018	3,810,000	3,810,000
$0.10	$0.06	June 25, 2019	2,830,000	2,830,000
$0.05	$0.04	December 31, 2019	1,000,000	1,000,000
$0.05	$0.04	March 26, 2020	200,000	200,000
$0.13	$0.10	July 16, 2020	2,435,000	2,435,000
			15,565,000	15,765,000

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited - in U.S. Dollars; tabular amounts in thousands except for shares)

The weighted average remaining contractual life for options outstanding and exercisable at March 31, 2016, was 2.40 years (December 31, 2015 – 2.65 years).

Subsequent to the quarter end, 3.025 million stock options were granted at exercise price of CAD$0.065 expiring April 14, 2021.

b)	Share purchase warrants

As of March 31, 2016 and December 31, 2015, 54.531 million warrants were outstanding at a weighted average exercise price of $0.14. The following table summarizes information about warrants outstanding by expiry dates:

Expiry date		Exercise price	Number of warrants
January 2, 2017	CAD$	0.16	5,721,000
September 13, 2018		$0.15	29,810,000
October 3, 2019		$0.16	19,000,000
			54,531,000

9.	Related Party Transactions

a)

Key management comprises directors and executive officers. Certain executive officers are entitled to termination benefits equal to up to two years’ gross salary amounting to $300,000 in the event of a change of control. The Company has no post-employment benefits and other long-term employee benefits. Compensation awarded to key management was as follows:

		Three months ended March 31,
(In thousands of U.S. dollars)		2016		2015
	$		$
Salaries and employee benefits		50		131
Directors' fees		9		-
Share-based payments		-		6
		59		137

Director fees were re-instated beginning July 1, 2015, at a total amount of CAD$47,500 per annum payable equally on a quarterly basis.

b)

Manex Resource Group (“Manex”) is a private company owned by the Company’s Corporate Secretary Mr. Lawrence Page. It provides office space and general office and administrative services for a monthly fee of CAD$13,000 of which CAD$5,000 can be cancelled with a 30-day notice.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited - in U.S. Dollars; tabular amounts in thousands except for shares)

10.	Supplemental Cash Flow Information

	March 31,	December 31,
(In thousands of U.S. dollars)	2016	2015
Non-cash items	$	$
Mineral property expenditures included in accounts payable	458	398
Non-cash change in contract of warrant derivative liability	-	1,280
Non-cash change in extension of convertible note	-	215

	March 31,	December 31,
(in thousands of U.S. dollars)	2016	2015
Cash & cash equivalents	$	$
Cash attributable to Quaterra	2,600	1,911
Cash attributable to Option Agreement - Freeport Nevada	1,568	1,611
Short-term investments - Quaterra	1,000	1,000
	5,168	4,522

11.	Segmented Information

The Company has one business segment, the exploration of mineral properties. The Company’s significant non-current assets are distributed by geographic locations as follows:

		March 31, 2016		December 31, 2015
(in thousands of U.S.	Property		Property
dollars)	equipment	Mineral property	equipment	Mineral property
Mexico	-	888	-	888
U.S.A	13	29,336	14	29,412
Total	13	30,224	14	30,300

12.	Capital Management and Financial Instruments

The Company considers its capital under management to consist of shareholders’ equity. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

There were no changes in the Company’s approach to capital management during the period ended March 31, 2016.

The Company’s activities expose it to a variety of risks arising from financial instruments. The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of these risks.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited - in U.S. Dollars; tabular amounts in thousands except for shares)

The Company designates the fair value of financial instruments according to the following:

Level 1 -	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 -	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 -	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company has designated its cash and cash equivalent as held-for-trading; amounts due from exploration partner, other receivables and amount due from Freeport Nevada are classified as loans and receivables; reclamation bonds are classified as held-to-maturity; accounts payable and accrued liabilities, convertible notes and loan payable are classified as other financial liabilities; and derivative liability is classified as held-for-trading.

Fair value

The recorded amount for cash, amounts due from exploration partners, amounts due from and to related parties, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying values of reclamation bonds approximate their fair values, as these balances are redeemable on demand.

The derivative liability is measured at fair value and categorized in Level 3 at $670,911 (December 31, 2015 - $1,391,956). The fair value of the derivative liability is based on the Black-Scholes option pricing model inputs disclosed in Note 7, as determined at the reporting date.

Foreign currency risk

Foreign currency risk is the risk that the fair value of financial instruments of future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company operates in Canada and the United States and is therefore exposed to foreign exchange currency risk arising from transactions denominated in CAD. Since the majority of the cash flows are denominated in US dollars, the exchange rate between the CAD and USD would not have material effect on the Company’s operations.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company is exposed to the interest rate risk through the interest earned on cash balances and short-term investments. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on the preservation of capital and liquidity. However, management does not believe this exposure is significant.

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company is exposed to credit risk through its cash, which is held in large Canadian financial institutions and receivables. The Company’s credit risk associated with amounts due from exploration partners is minimized as a result of a strong and continuing working relationship with the partners. The Company believes this credit risk is insignificant.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016
(Unaudited - in U.S. Dollars; tabular amounts in thousands except for shares)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows and through the management of its capital structure.

13.	Commitments and Contingencies

a)

The Company has a five-year service agreement with Manex until August 31, 2017, at a monthly rate of CAD$8,000. The Company may terminate the service agreement by paying Manex the lesser of CAD$96,000 or a total fee owing for the remainder of the service agreement.

b)

To acquire certain mineral property interests in Nevada, the Company must make optional acquisition expenditures in order to satisfy the terms of existing option agreements, failing which the rights to such mineral properties will revert back to the property vendors.